News Release

Sustainable Growth

HARVEST ANNOUNCES CLOSING OF PEGASUS OIL & GAS INC. ACQUISITION

Calgary, Alberta – August 12, 2009 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest"), through its indirect wholly owned subsidiary, Harvest Pegasus Inc. ("HPI"), announced today that it has acquired approximately 93.5% of the issued and outstanding class A shares (the "Pegasus Class A Shares") of Pegasus Oil & Gas Inc. ("Pegasus") in exchange for 0.015 units ("Units") of Harvest for each Pegasus Class A Share and approximately 90.6% of the issued and outstanding class B shares (the "Pegasus Class B Shares" together with the Pegasus Class A Shares, the "Pegasus Shares") of Pegasus in exchange for 0.15 Units for each Pegasus Class B Share pursuant to its Offer to Purchase dated June 23, 2009 and the accompanying Circular, as extended by a Notice of Variation dated July 31, 2009.

A total of 32,321,111 Pegasus Class A Shares and 917,464 Pegasus Class B Shares were deposited to the offer as of the expiry time, being 5:00 p.m. (Calgary time) on August 11, 2009. All conditions of the Offer have now been satisfied and HPI has given instructions to the depositary to take up all of the Pegasus Shares deposited to the offer and will pay for such shares in accordance with applicable securities laws and the acquisition agreement between Harvest, HPI and Pegasus.

HPI intends to acquire all of the remaining Pegasus Shares not deposited under the offer pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta) and to de-list the Pegasus Shares from the TSX Venture Exchange as soon as reasonably practicable.

Including approximately $14 million in debt, the total transaction is valued at approximately $18 million. The Pegasus acquisition adds to Harvest’s production in the Crossfield area of central Alberta and provides approximately 650 boe/d of production resulting in an acquisition value of approximately $30,000 per flowing barrel based on these production estimates.

Harvest is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream (exploration, development & production of crude oil and natural gas) and downstream (refining & marketing of distillate, gasoline and fuel oil) segments. We focus on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:
John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
Rob Morgan, Chief Operating Officer
Jason Crumley, Manager, Investor Relations
Corporate Head Office:
Harvest Energy Trust and Harvest Pegasus Inc.
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca